EXHIBIT 11.1

SMARTIRE SYSTEMS INC.

COMPUTATION OF LOSS PER SHARE

The Company's financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("GAAP").

	Nine Months Ended April 30, 2003	Nine Months Ended April 30, 2002
($000's except per share data)
Net loss in accordance with GAAP	$(5,737)	$(5,209)
Weighted average number of common shares	22,125,582	16,319,039
Diluted weighted average number of shares	22,125,582	16,319,039
Basic and diluted loss in accordance with United States GAAP	$(0.26)	$(0.32)